EXHIBIT 21

SUBSIDIARIES OF JANEL WORLD TRADE, LTD.

Name	Incorporated in
The Janel Group of New York, Inc.	New York
The Janel Group of Illinois, Inc.	Illinois
The Janel Group of Los Angeles, Inc.	California
The Janel Group of Georgia, Inc.	Georgia
Janel Ferrara Logistics, LLC	New Jersey
Order Logistics, Inc.	Nevada